# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BEASLEY BROADCAST GROUP INC, CIK 0001099160
CUSIP: 074014200
Title of class of securities: Class A Common Stock, par value $.001 per share
Address of issuer's principal executive offices: 3033 RIVIERA DRIVE, NAPLES, Florida (FL), 34103
Date of event which requires filing of this statement: 04/09/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001966386-26-000003
Filed by CIK 0001966386

## Reporting persons
- Turning Rock Capital Partners, LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; shared voting power 36,557; shared dispositive power 36,557; aggregate amount beneficially owned 36,557 (3.8% of the class)
- Turning Rock Capital, LLC: type of reporting person: investment adviser (IA); citizenship or place of organization: Florida (FL); member of a group; shared voting power 36,557; shared dispositive power 36,557; aggregate amount beneficially owned 36,557 (3.8% of the class)
- Charles McDulin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; shared voting power 36,557; shared dispositive power 36,557; aggregate amount beneficially owned 36,557 (3.8% of the class)

## Item 1. Issuer
Name of issuer: BEASLEY BROADCAST GROUP INC
Address of issuer's principal executive offices: 3033 RIVIERA DRIVE, NAPLES, FLORIDA, 34103

## Item 2. Person Filing
Name of person filing: This statement is filed by Turning Rock Capital Partners, LP, a Delaware limited partnership (Turning Rock), Turning Rock Capital, LLC, a Florida limited liability company (TRC), and Charles McDulin. Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." TRC is the investment manager of Turning Rock. Mr. McDulin serves as the managing member of TRC. By virtue of these relationships, TRC and Mr. McDulin may be deemed to beneficially own the Class A Common Stock, par value $.001 per share (the Shares), of Beasley Broadcast Group Inc. (the Issuer), owned by each of Turning Rock, TRC, and Mr. McDulin.
Address of principal business office or, if none, residence: The principal business address of each of Turning Rock, TRC, and Mr. McDulin is 6818 Stonesthrow Cir N #12201 Saint Petersburg, FL 33710.
Citizenship: Turning Rock is organized under the laws of the State of Delaware. TRC is organized under the laws of the State of Florida. Mr. McDulin is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of the close of business on April 9, 2026:

(i) Turning Rock beneficially owned 36,557 Shares;

(ii) TRC beneficially owned 36,557 Shares; consisting of (a) the 36,557 Shares owned directly by Turning Rock, which TRC may be deemed to be beneficially owned by TRC as the investment manager of Turning Rock, and;

(iii) Mr. McDulin beneficially owned 36,557 Shares, consisting of (a) 36,557 Shares owned directly by Turning Rock, which TRC may be deemed to beneficially own as the investment manager of Turning Rock, and in which Mr. McDulin may be deemed to beneficially own as the manager of TRC.

Each Reporting Person is a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, and such group may be deemed to beneficially own the 36,557 Shares beneficially owned in the aggregate by all the Reporting Persons, constituting approximately 3.8% of the outstanding Shares. Each Reporting Person disclaims beneficial ownership of the Shares that he or it does not directly own.
Percent of class:
The aggregate percentage of the Shares reported owned by each person named herein is based upon 973,170 Shares outstanding as of April 1, 2026, which is the total number of Shares outstanding as reported in the Issuer's Form 10-K filed with the Securities and Exchange Commission on April 8, 2026.

As of the close of business on April 9, 2026:

(i) Turning Rock beneficially owned approximately 3.8% of the outstanding Shares;
(ii) TRC beneficially owned approximately 3.8% of the outstanding Shares; and
(iv) Mr. McDulin beneficially owned approximately 3.8% of the outstanding Shares.
Sole power to vote or to direct the vote: See Cover Pages Items 5-9.
Shared power to vote or to direct the vote: See Cover Pages Items 5-9.
Sole power to dispose or to direct the disposition: See Cover Pages Items 5-9.
Shared power to dispose or to direct the disposition: See Cover Pages Items 5-9.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on April 17, 2026.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Turning Rock Capital Partners, LP: /s/ Charles McDulin, Managing Member of Turning Rock Capital, LLC, its investment manager (08/11/2026)
- Turning Rock Capital, LLC: /s/ Charles McDulin, Managing Member (08/11/2026)
- Charles McDulin: /s/ Charles McDulin, Charles McDulin (08/11/2026)